UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Ultra Clean Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-50646	61-1430858
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

26462 Corporate Avenue Hayward, California	94545
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(510) 576-4400

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

ITEM 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

The registrant’s Conflict Minerals Report for the year ended December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at: www.uct.com under “Corporate Governance.” The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

ITEM 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2016 is attached hereto as Exhibit 1.01.

Section 2 – Exhibits

ITEM 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ULTRA CLEAN HOLDINGS, INC.
(Registrant)

Date:	May 31, 2017	By:	/s/ Sheri Brumm
		Name:	Sheri Brumm
		Title:	Chief Financial Officer, Senior Vice President and Secretary